The Stock Excha[...] [...]kes no responsibility for the contents of this announcement, makes no represe[...] [...]mpleteness and expressly disclaims any liability whatsoever for any loss hows[...] [...]liance upon the whole or any part of the contents of this announcement.

08000021

FIRST PACIFIC

SUPPL

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

Website: http://www.firstpacco.com

ANNOUNCEMENT
PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK
MAJOR TRANSACTION

The Company has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.67(4)(a)(i) of the Listing Rules such that the Company did not have to disclose in the Circular the Statement of Differences and Working Capital Sufficiency Statement.

The Waiver was granted subject to fulfillment of certain conditions, one of which was that the Company would issue a supplementary announcement containing the Statement of Differences and the Working Capital Sufficiency Statement within 42 days from the date of completion of the Proposed Acquisition. The Proposed Acquisition completed on 2 November 2007 as announced in the ORE Announcement.

In satisfaction of the said condition and to provide Shareholders with further information, the Company now sets out in the exhibits of this announcement the Statement of Differences and the Working Capital Sufficiency Statement.

Reference is made to the announcement of First Pacific Company Limited (the "Company") dated 28 May 2007 (the "Announcement"), the Company's circular dated 18 September 2007 (the "Circular"), the waiver from strict compliance with Rule 14.67(4)(a)(i) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") granted to the Company by the Stock Exchange dated 19 September 2007 (the "Waiver") and the Company's overseas regulatory announcement dated 2 November 2007 (the "ORE Announcement"). Unless otherwise defined herein, capitalised terms referred to herein shall have the same meanings as ascribed to them in the Circular.

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

The Company applied to the Stock Exchange for a waiver from strict compliance with Rule 14.67(4)(a)(i) such that the Company did not have to disclose in the Circular the following financial information:

(1) a statement of differences, between the IFRS and/or accounting policies adopted by PPLS in the Audited Accounts and the HKFRS and/or accounting policies adopted by the Company, formally reviewed by certified public accountants qualified under the Professional Accountants Ordinance (the "Statement of Differences"); and

(2) a statement of sufficiency of working capital of the enlarged Group (including PPLS) ("Working Capital Sufficiency Statement").

The Waiver was granted subject to fulfillment of certain conditions, one of which was that the Company would issue a supplementary announcement containing the Statement of Differences and the Working Capital Sufficiency Statement within 42 days from the date of completion of the Proposed Acquisition (the "Condition"). The Proposed Acquisition completed on 2 November 2007 as announced in the ORE Announcement.

In satisfaction of the Condition and to provide Shareholders with further information, the Company now sets in Exhibits I and II below the Statement of Differences and the Working Capital Sufficiency Statement.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2973 0965

INDEPENDENT ASSURANCE REPORT
TO THE DIRECTORS OF FIRST PACIFIC COMPANY LIMITED

We have performed a limited assurance engagement on the statement of description of differences (the "Statement of Differences") between the accounting policies of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (the "PPLS Group") adopted in preparing its consolidated financial statements as at and for the years ended 31 December 2004, 2005 and 2006, and as at and for the four months ended 30 April 2007 (the "PPLS Group's Financial Statements") as set out in Appendix II of the circular (the "Circular") dated 18 September 2007 issued by First Pacific Company Limited (the "Company") and the accounting policies adopted by the Company in preparing its consolidated financial statements for the year ended 31 December 2006 (the "Group's Financial Statements") as set out in Appendix I of the Circular.

Respective responsibilities of the directors of the Company and ourselves

The Directors of the Company are responsible for the preparation of the Statement of Differences. This Statement of Differences is prepared after comparing the accounting policies in the PPLS Group's Financial Statements, which are prepared in accordance with International Financial Reporting Standards, and the accounting policies in the Group's Financial Statements, which are prepared in accordance with Hong Kong Financial Reporting Standards.

It is our responsibility to form a conclusion on the Statement of Differences and to report our conclusion to you.

Basis of conclusion

We conducted our limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" issued by the Hong Kong Institute of Certified Public Accountants.

A limited assurance engagement is less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Our engagement did not involve independent examination of any of the underlying financial information. Our engagement included carrying out procedures primarily of:

- enquiring management of the PPLS Group and the Company to understand the accounting policies in the PPLS Group's Financial Statements and the Group's Financial Statements, respectively;
- comparing the accounting policies in the PPLS Group's Financial Statements with the accounting policies in the Group's Financial Statements; and
- enquiring management of the Company the differences reflected in the Statement of Differences as set out in Appendix IV of the Circular.

Conclusion

Based on the foregoing, we report that nothing has come to our attention that causes us to believe that the Statement of Differences as set out in Appendix IV of the Circular does not reflect fairly, in all material respects, the differences between the accounting policies as stated in the PPLS Group's Financial Statements and the accounting policies as stated in the Group's Financial Statements.

Use of report

This report is intended solely for the use of the Directors of the Company in connection with the proposed acquisition of PPLS Group by the Company and it is not intended to be, and should not be, used for any other purpose.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 11th December 2007

Reproduction of Appendix IV of the Company's Circular dated 18 September 2007 – Principal Differences Between Hong Kong Financial Reporting Standards ("HKFRS") and International Financial Reporting Standards ("IFRS")

The financial statements of the PPLS Group are prepared and presented in accordance with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board and using the principal accounting policies (the "PPLS Group's accounting policies") set out therein. The Group prepares its financial statements in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants and using the principal accounting policies (the "Group's accounting policies") set out on pages 66 to 83 and pages 141 & 142 of the Circular.

HKFRSs are substantially similar to IFRSs. However, alternative accounting policies are allowable in HKFRSs and IFRSs such that different companies may adopt different accounting policies for the same transaction, whilst still complying with the relevant financial reporting standards. The matters described below summarize certain differences between the PPLS Group's accounting policies and the Group's accounting polices that may be material to the financial information of the PPLS Group, were such information to be prepared in accordance with the Group's accounting policies.

The Directors are responsible for preparing the summary below. Such summary should not be construed to be exhaustive. The Directors have not prepared a complete reconciliation of the combined financial information and related disclosure notes between the PPLS Group's accounting policies and the Group's accounting policies and have not quantified such differences. Accordingly, no assurance is provided that the following summary of differences between the PPLS Group's accounting policies and the Group's accounting policies is complete.

Furthermore, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented in the audited financial information or disclosure notes thereto.

The principal differences are summarized below:

(a) Hong Kong Accounting Standard ("HKAS") 19 "Employee Benefits" and International Accounting Standard ("IAS") 19 require an entity to either recognize, as a minimum, a specified portion of the actuarial gains and losses that fall outside a corridor of plus or minus 10% or a systematic method of faster recognition (e.g. immediate recognition of all actuarial gains and losses). PPLS adopted the corridor approach and only recognized a portion of the accumulated unrecognized actuarial gains and losses that exceed 10% of the present value of PPLS's defined benefit obligations in the income statement on a straight-line basis over the expected average remaining working lives of the employees. The Group recognized all actuarial gains and losses immediately in the profit and loss statement.

(b) PPLS presented the consolidated cash flow statement using the direct method whereas the Group presented the consolidated cash flow statement using the indirect method. Both method of presentation are allowed under IAS 7 and HKAS 7 "Cash Flow Statements".

In preparing the above summary of differences, the Directors have considered only those differences in accounting policies that would result in a difference that would be material to the true and fair presentation of the financial statements, taken as a whole. This statement is not intended to summarize all actual or potential differences (individually or in aggregate) between the accounting policies adopted by the PPLS Group and those adopted by the Group.

Exhibit II – Working Capital Sufficiency Statement

The directors are of the opinion that following the Proposed Acquisition and the Tender Offer, the enlarged Group (including PPLS) has sufficient working capital for its current requirements.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 11 December 2007

As at the date of this announcement, the Board of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 00142)
Website: http://www.firstpacco.com

ANNOUNCEMENT
CONTINUING CONNECTED TRANSACTIONS
(1) REVISION OF NEW DISTRIBUTION BUSINESS TRANSACTIONS CAPS RELATING TO TSM
(2) OTHER PACKAGING BUSINESS TRANSACTIONS

(1) REVISION OF NEW DISTRIBUTION BUSINESS TRANSACTIONS CAPS RELATING TO TSM

The Directors have been monitoring the amounts of the TSM-BD Distribution Transaction, having regard to internal estimates of demand and operating conditions. Since the date of the Circular, the Directors note that the Annual Caps relating to the TSM-BD Distribution Transaction set out in Table C of the Circular in respect of the TSM-BD Distribution Transaction for the financial years ending 31 December 2007, 2008 and 2009 will not be sufficient to meet TSM's requirements.

Accordingly, the Company proposes to revise the Annual Caps relating to the TSM-BD Distribution Transaction for the years ending 31 December 2007, 2008 and 2009 (transaction numbered (4) in Table C of the Circular) (the "**TSM Revised Caps**"). Consequently, the aggregated Annual Caps relating to the Existing Distribution Business Transactions and New Distribution Transactions will also be revised.

The TSM-BD Distribution Transaction is a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules because:–

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) BD is an Associate of Mr. Anthoni Salim.

Under Rule 14A.25 of the Listing Rules, for the purposes of determining the applicable reporting, disclosure and shareholders' approval requirements under the Listing Rules, the TSM-BD Distribution Transaction and TSM Revised Caps have been aggregated with the Annual Caps of the New Distribution Transactions relating to PDU and LS (transaction numbered (3) in Table C of the Circular) and the Annual Caps relating to the Existing Distribution Business Transactions.

The highest of the relevant percentage ratios in respect of the Aggregated Caps for each of the financial years ending 31 December 2007, 2008 and 2009 is less than 2.5%. Accordingly, the TSM-BD Distribution Transaction and the TSM Revised Caps are only subject to the reporting and announcement requirements, but not the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

(2) OTHER PACKAGING BUSINESS TRANSACTIONS

SRC, a 60% owned subsidiary of Indofood and PCIB, a 71.9% owned subsidiary of the Salim Group entered into an agreement on 2 January 2006, pursuant to which SRC agreed to sell carton box packaging to PCIB for product packaging. The PCIB Agreement is for a term of one year and will be automatically renewed for a term of one year upon expiration unless terminated otherwise.

CKA, a wholly-owned subsidiary of Indofood and PCIB entered into the CKA Agreement, pursuant to which CKA agreed to sell lid cups to PCIB for product packaging. The CKA Agreement is for a term of one year and will be automatically renewed for a term of one year upon expiration unless terminated otherwise.

PCIB is an Associate of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and also President Director and CEO of Indofood. Accordingly, continuing transactions between SRC/CKA and PCIB are continuing connected transactions of the Company under the Listing Rules. The historical figures of the SRC-PCIB Transactions of the current year up to October 2007 is US$0.9 million. The historical figures of the CKA-PCIB Transaction of the current year up to October 2007 is US$5,000.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Cap for the other Packaging Business Transactions for the financial year ending 31 December 2007 is exempt from reporting, announcement and independent shareholders' approval requirement under Rule 14A.31(2)(a) as the relevant percentage ratio is less than 0.1%.

The highest of the relevant percentage ratios in respect of the each of the Annual Cap of the other Packaging Business Transactions for the financial year ending 31 December 2008 is less than 2.5%. Accordingly, the other Packaging Business Transactions and the Annual Caps of the other Packaging Business Transactions for the financial year ending 31 December 2008 are only subject to the reporting and announcement requirements, but not the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

Reference is made to the Company's announcement dated 18 April 2007 and the Company's circular dated 30 May 2007 (the "**Circular**"). Unless otherwise defined, all capitalised terms defined herein shall have the same meanings as ascribed to them in the Circular.

(1) REVISION OF NEW DISTRIBUTION BUSINESS TRANSACTIONS CAPS RELATING TO TSM

The Directors have been monitoring the amounts of the New Distribution Business Transactions relating to TSM (the "TSM-BD Distribution Transaction"), having regard to internal estimates of demand and operating conditions. Since the date of the Circular, the Directors note that the Annual Caps relating to the TSM-BD Distribution Transaction set out in Table C of the Circular in respect of the TSM-BD Distribution Transaction for the financial years ending 31 December 2007, 2008 and 2009 will not be sufficient to meet TSM's requirements. This is due to an increase in purchase orders of TSM from BD as a result of use of new cup packaging during Lebaran and Christmas.

The historical figures of the TSM-BD Distribution Transaction of the current year up to October 2007 is US$0.1 million. The original aggregated Annual Cap for each of the years ending 31 December 2007, 2008 and 2009 as set out in the Circular is US$0.1 million.

In light of the above and based on sales forecasts of BD, the Company proposes to revise the Annual Caps relating to the TSM-BD Distribution Transaction for the years ending 31 December 2007, 2008 and 2009 (transaction numbered (4) in Table C of the Circular) as follows:

Transaction number	Name of entity of the Indofood Group	Name of Connected Party	Nature of Agreement/ Arrangement	Annual Caps (US$ millions) For the Year Ending 31 December 2007	For the Year Ending 31 December 2008	For the Year Ending 31 December 2009
(4)	TSM	BD	TSM, as sub-distributor of BD purchases Pepsi products for sale in trade outlets in Indonesia	0.3	0.6	1.0

(the revised Annual Caps for the TSM-BD Distribution Transaction for the years ending 31 December 2007, 2008 and 2009 are hereinafter referred to as the "**TSM Revised Caps**")

Consequently, the aggregated Annual Caps relating to the Existing Distribution Business Transactions and New Distribution Transactions will also be revised as follows (the "**Aggregated Caps**"):

		Annual Caps (US$ millions)		
		For the Year Ending 31 December 2007	**For the Year Ending 31 December 2008**	**For the Year Ending 31 December 2009**
Aggregated Annual Caps	Revised	21.5	26.4	32.0
	Original	21.3	25.9	31.1

As disclosed in the Circular, the TSM-BD Distribution Transaction is a continuing connected transaction of the Company under Rule 14A.14 of the Listing Rules because:–

(i) Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and President Director and CEO of Indofood; and

(ii) BD is Associate of Mr. Anthoni Salim.

Under Rule 14A.25 of the Listing Rules, for the purposes of determining the applicable reporting, disclosure and shareholders' approval requirements under the Listing Rules, the TSM-BD Distribution Transaction and TSM Revised Caps have been aggregated with the Annual Caps of the New Distribution Transactions relating to PDU and LS (transaction numbered (3) under in Table C of the Circular) and the Annual Caps relating to the Existing Distribution Business Transactions.

The highest of the relevant percentage ratios in respect of the Aggregated Caps for each of the financial years ending 31 December 2007, 2008 and 2009 is less than 2.5%. Accordingly, the TSM-BD Distribution Transaction and the TSM Revised Caps are only subject to the reporting and announcement requirements, but not the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

The TSM Revised Caps are estimated transaction values and are based on the projected activity levels between the relevant parties for the financial years ending 31 December 2007, 2008 and 2009.

The independent non-executive directors of the Company consider the terms of the TSM-BD Distribution Transaction and the TSM Revised Caps to be fair and reasonable.

(2) OTHER PACKAGING BUSINESS TRANSACTIONS

PT Surya Rengo Container ("**SRC**"), a 60% owned subsidiary of Indofood and PT Pepsi Cola Indobeverages ("**PCIB**"), a 71.9% owned subsidiary of the Salim Group entered into an agreement on 2 January 2006 (the "**PCIB Agreement**"), pursuant to which SRC agreed to sell carton box packaging to PCIB for product packaging. The PCIB Agreement is for a term of one year and will be automatically renewed for a term of one year upon expiration unless terminated otherwise.

PT Cipta Kemas Abadi ("**CKA**"), a wholly-owned subsidiary of Indofood and PCIB entered into an agreement on 2 January 2006 (the "**CKA Agreement**"), pursuant to which CKA agreed to sell lid cups to PCIB for product packaging. The CKA Agreement is for a term of one year and will be automatically renewed for a term of one year upon expiration unless terminated otherwise.

PCIB is an Associate of Mr. Anthoni Salim, the Chairman and a substantial shareholder of the Company and also President Director and CEO of Indofood. Accordingly, continuing transactions between SRC and PCIB ("**SRC-PCIB Transactions**") and CKA and PCIB ("**CKA-PCIB Transactions**") are continuing connected transactions of the Company under the Listing Rules.

Under Rule 14A.35(2) of the Listing Rules, the Company is required to set an Annual Cap for each continuing connected transaction. The Annual Cap for the other Packaging Business Transactions for the financial year ending 31 December 2007 is exempt from reporting, announcement and independent shareholders' approval requirement under Rule 14A.31(2)(a) as the relevant percentage ratio is less than 0.1%, the Annual Caps for 31 December 2008 are less than 2.5% and are specified below:

Name of entity of the Indofood Group	**Name of Connected Party**	**Nature of Agreement/ Arrangement**	**Annual Caps** *(US$ millions)* **For the Year Ending 31 December 2008**
SRC	PCIB	SRC sells carton box packaging to PCIB for product packaging	4.0
CKA	PCIB	CKA sells lid cups to PCIB for product packaging	0.5
		Aggregated Annual Caps	4.5

The Annual Caps in respect of the SRC-PCIB Transaction and CKA-PCIB Transaction are based on sales forecast of PCIB.

The historical figures of the SRC-PCIB Transaction of the current year up to October 2007 is US$0.9 million. The historical figures of the CKA-PCIB Transaction of the current year up to October 2007 is US$5,000. SRC, CKA and PCIB estimates that the numbers for the year ending 31 December 2008 would increase and hence, require reporting, due to an increase in PCIB's purchase orders from SRC and CKA in light of higher sales of beverage products.

The highest of the relevant percentage ratios in respect of the each of the Annual Caps of the other Packaging Business Transactions for the financial year ending 31 December 2008 is less than 2.5%. Accordingly, the other Packaging Business Transactions and the Annual Caps of the other Packaging Business Transactions for the financial year ending 31 December 2008 are only subject to the reporting and announcement requirements, but not the Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

The independent non-executive directors of the Company consider the terms of the SRC-PCIB Transaction, the CKA-PCIB Transaction and the Annual Caps relating to each of the transactions to be fair and reasonable.

INFORMATION IN RESPECT OF THE COMPANY AND INDOFOOD

The Company is a Hong Kong based investment and management company with operations located in Asia. The Company's principal business interests relate to telecommunications and consumer food products and infrastructure.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 29th November 2007

As at the date of this announcement, the Board of the Company comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

END